September 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Nicholas Nalbantian, Ms. Mara Ransom

Re:	Davis Commodities Limited (CIK No. 0001949478)

Request	for Acceleration

Registration	Statement on Form F-1, as amended (File No. 333-270427)

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Univest Securities, LLC as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time on Monday, September 18, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 31, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
Name:	Edric Guo
Title:	Chief Executive Officer